SEC
Mail Processing
Section

FEB 26 2016

Washington DC
404

16003839

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46992

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2015___ AND ENDING ___12/31/2015___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GATEWAY FINANCIAL AGENCY CORPORATION**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2020 ROSE AVENUE___
(No. and Street)

___ENGLEWOOD___   ___FL___   ___34224___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___SUSAN NECULAE___   ___941-697-0727___
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this 'Report*

___HIGGINBOTHAM, ANDREW J.___
(Name – if individual, state last, first, middle name)

___P.O. Box 1466___   ___LABELLE___   ___FL___   ___33975___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___SUSAN NECULAE___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___GATEWAY FINANCIAL AGENCY CORPORATION___, as of ___DECEMBER 31___, 20 _15_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

Susan Neculae
Signature

TREASURER
Title

Katelyn Breadmore
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL. 33975
863-675-3903

Gateway Financial Agency Corporation
2020 Rose Ave
Englewood, Fl. 34224

I have reviewed management's statements included in the accompanying Rule 15c3-3 Exemption Report for the year ended December 31, 2015 in which Gateway Financial Agency Corporation identified the following provisions of 17 C.F.R.§ 15c3-3(k) under which Gateway Financial Agency Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) (1) The exemption provision and Gateway Financial Agency Corporation stated that Gateway Financial Agency Corporation met the identified exemption provisions throughout the most recent fiscal without exception. Gateway Financial Agency Corporation management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gateway Financial Agency Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Andrew J. Higginbotham, CPA,
Labelle, Florida

February 16, 2016

Gateway Financial Agency Corporation
Member FINRA

Rule 15c3-3 Exemption Report for the Year Ended December 31, 2015

To the best of my knowledge and belief Gateway Financial Agency Corporation, Broker/Dealer;

1. Operated under the (k)(1) exemption during the previous calendar year

2. Met the provisions of the exemption throughout the calendar year in that it limited it's business activities to the sale of securities of Registered Investment Companies (Mutual Funds) without exception.

Signed by: _Susan Neculae_ FINOP
Susan Neculae

Date: __12/31/2015__

13c3-3 Exemption

2020 Rose Avenue   Englewood, FL 34224
Phone 941-697-0727   FAX 941-697-0727

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
404

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2015

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL 33975
863-675-3903

Independent Auditor's Report

To The Board of Directors
Gateway Financial Agency Corporation.
Englewood, Florida

Report on the Financial Statements
We have audited the accompanying Balance Sheet of Gateway Financial Agency Corporation
as of December 31, 2015, and the related statements of income and retained earnings, changes
in stockholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial
statements in accordance with accounting principles generally accepted in the United States
of America; this includes the design, implementation, and maintenance of internal control relevant
to the preparation and fair presentation of financial statements that are free from material
misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We
conducted our audit in accordance with standards of the Public Company Accounting
Overnight Board (United States). Those standards require that we plan and perform the audit
to obtain reasonable assurance about whether the financial statements are free of material
misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and
disclosures in the financial statements. The procedures selected depend on the auditor's
judgment, including the assessment of the risks of material misstatement of the financial
statements, whether due to fraud or error. In making those risk assessments, the auditor considers
internal control relevant to the Company's preparation and fair presentation of the financial
statements, in order to design audit procedures that are appropriate in the circumstances,
but not for the purpose of expressing an opinion on the effectiveness of the Company's internal
control. Accordingly, we express no such opinion. An audit also includes evaluating the
appropriateness of accounting policies used and the reasonableness of significant accounting
estimates made by management, as well as evaluating the overall presentation of the
financial statements.

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL 33975
863-675-3903

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Supplemental Information
The Net Capital Requirement (Note 2) and the Additional Requirements (Note 3) has been subjected to audit procedures performed in conjuction with the audit of Gateway Financial Agency Corporation's financial statements. The Net Capital Reqirements (Note 2) and the Additional Requirements (Note 3) is the responsibility of Gateway Financial Agency Corporation management. Our audit procedures included determing whether the Net Capital Requirements (Note 2) Additional Requirements (Note 3) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Requirements (Note 2) and the Additional Requirements (Note3). In forming our opinion on the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3), we evaluated whether the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3), including its form and content is presented in conformity with 17 C.F.R. § 240.17 a-5. In our opinion, the Net Capital Requirements (Note2) and the Additional Requirements (Note3) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Andrew J. Higginbotham
Certified Public Accountant

February 16, 2016

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

Current Assets

Cash	$	22,224
Prepaid Expenses		3,202
Total Assets	$	25,426

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$	375

Stockholders' Equity

Common Stock, 1,500 Shares Authorized, 200 Shares Outstanding, No Par Value		7,282
Additional Paid-In Capital		2,809
Retained Earnings		14,960
Total Stockholders' Equity		25,051
Total Liabilities & Stockholders' Equity	$	25,426

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS,
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue

Commissions From Securities Sales	$ 53,869
Agents' Commission Expense	42,689
Gross Profit	11,180

Operating Expenses

General and Administrative	8,946
Income From Operations	2,234

Retained Earnings

Balance, January 1, 2015	12,726
Balance, December 31, 2015	$ 14,960

Read Independent Auditor's Report
and Notes to Financial Statements

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2015

Operations:

Net Income $ 2,234

Adjustments:

Decrease in Prepaid Expense 99

Cash Provided Used by Operations 2,333

Cash at January 1, 2015 19,891

Cash at December 31, 2015 $ 22,224

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2015

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2014	$ 7,282	$ 2,809	$ 12,726	$ 22,817
Net Income	0	0	2,234	2,234
Balance, December 31, 2015	$ 7,282	$ 2,809	$ 14,960	$ 25,051

Read Independent Auditor's Report and Notes to Financial Statements

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Date of Management Review
Management has evaluated subsequent events through February 16, 2016, the date on which the financial statements were available to be issued.

Nature of Business
Gateway Financial Agency Corporation (the "Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes
The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements. Tax returns for the period 2012-2015 are open to examination by the Internal Revenue Service

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

Under SEC requirement 15c3-1, the Company has maintained seven thousand seven hundred fifty-six dollars ($7,756) in a separate account at Wells Fargo in fulfillment of the net capital requirement. As of December 31, 2015, the net capital of the Company is twenty one thousand eight hundred forty- nine dollars ($21,849) which is sixteen thousand eight hundred forty- nine dollars ($16,849) in excess of it's net capital requirement of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets

Cash in Bank	$ 22,224
Prepaid Expense and Accrued Expenses	3,202
Total Assets	25,426
Less: Total Liabilities	(375)
Total Net Worth	25,051
Less: Deduction for Non-Liquid Assets	(3,202)
Total Net Capital	21,849
Net Capital Requirement	(5,000)
Capital In Excess of Net Capital Requirement	$ 16,849

(Continued)

Liabilities

Total Aggregate Indebtedness	$	375
Percentage of Aggregate Indebtedness to Net Capital		1.72%

Note 3 - Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital, with the 2015 Focus Report. There is no material difference between the audited computation and the un-audited computation that was filed on Part II A of that report.

The Company operates under an exemption (k) (1) of Sec Rule 15c3-3 resource requirements.

Note 4 - Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Financial Statements are the following amounts that have been paid to related parties.

Agents' Commission Expense Paid to Owner	$	42,689
Office Supply Reimbursement		2,300
Telephone Reimbursement		1,200

Note 5 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.